Exhibit 99.3

January 25, 2013

Nexen Inc.

801 – 7th Avenue SW

Calgary, Alberta

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:              McDaniel & Associates Consultants Ltd. - Opinion for the Syncrude property owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (McDaniel) has conducted an audit of Nexen Inc.’s (Nexen) proved and probable synthetic crude oil reserves in Syncrude Canada Ltd. (Syncrude), as of December 31, 2012. Nexen has represented that this property accounts for 35 percent of its total company proved reserves and 16 percent of its total company proved plus probable reserves for its Syncrude ownership on an equivalent barrel basis as of December 31, 2012, and that its reserve estimates have been prepared in accordance with the principles and definitions presented in National Instrument 51-101 – Standards of Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGE Handbook). We have reviewed information provided to us by Nexen that it represents to be its estimate of the reserves, as of December 31, 2012, for the Syncrude property.

We have performed our audit by reviewing the estimates, assumptions, supporting working papers and other data underlying the reserves estimate prepared by Nexen. We have audited to the standard geological and engineering methods generally recognized by the petroleum industry, and the reserves principles, definitions and standards required by NI 51-101 and the COGE Handbook. Our assessment of the method or combination of methods used for reserves estimates was based on our professional judgment and experience.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

Nexen Inc.	Page 2
McDaniel & Associates Consultants Ltd. – Opinion for the Syncrude Property	January 25, 2013

Nexen Estimates

Nexen has represented that estimated proved and proved plus probable reserves attributable to the evaluated properties are as follows:

Nexen’s estimate of Syncrude Reserves as of December 31, 2012

Nexen Reserves	Synthetic Crude oil	Oil Equivalent
	(millions of bbl)	(millons of boe)
Working Interest Reserves (before royalties)
Proved	324	324
Proved plus Probable	370	370

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Reserves Opinion

McDaniel has used all data, assumptions, procedures and methods that it considers necessary to prepare this audit opinion.

In our opinion, Nexen’s estimates of proved and probable reserves for the reviewed property have, in all material respects, been determined and are in accordance with the COGE Handbook and NI 51-101.

In our opinion, the proved and proved plus probable reserves for the reviewed property as estimated by Nexen are, in aggregate, reasonable because if we were to perform our own detailed evaluation of Nexen’s Syncrude property we would expect the resulting estimates to be within 10 percent of Nexen’s estimates.

The analysis of this property, as reported herein, was conducted within the context of an audit in aggregate as part of the total corporate level reserves. Extraction and use of this analysis outside of this context may not be appropriate without supplementary due diligence.

Nexen Inc.	Page 3
McDaniel & Associates Consultants Ltd. – Opinion for the Syncrude Property	January 25, 2013

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our audit. This letter report has been prepared at the request of Nexen.

If there are any questions, please contact the writer directly at (403) 218-1379.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

/s/ P. A. Welch
P. A. Welch, P. Eng.
President & Managing Director

CC:	Mr. B Frasson, P. Eng., MBA
Director – Syncrude Investment

Mr. Brad Kopas
Deloitte & Touche LLP